UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

On May 14, 2024, Maxeon Solar Pte. Ltd, (“MSPL”) a wholly-owned subsidiary of Maxeon Solar Technologies, Ltd. (the “Company”) sent a letter to Origis Procurement, LLC, a subsidiary of Origis Energy (“Origis”) terminating that certain Solar Module Supply Agreement, dated December 22, 2023 (the “SMSA”) together with the two outstanding Purchase Orders for purchases totaling 1.2GW of Performance 6 Series solar modules Maxeon terminated the SMSA and Purchase Orders due to Origis’ failure to purchase any modules as required by the SMSA. On May 20, 2024 Origis denied breaching its contractual obligations, and noted their view that Maxeon’s termination was invalid. On May 27, Origis sent Maxeon a notice purporting to terminate the SMSA for Origis’ convenience, claiming that Origis’ liability to Maxeon was to pay contractually-required cancellation amounts, net of all amounts paid by Origis.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

May 30, 2024	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer